

EXELIXIS®

PROTECT THE VALUE OF YOUR INVESTMENT

Vote on the **GOLD** Proxy Card Today "**FOR**" Exelixis' 11 Recommended Director Nominees

May 1, 2023

Dear Fellow Shareholder,

Your Exelixis Board of Directors and management team have been executing a clear and successful strategy to discover, develop and commercialize the next generation of anti-cancer medicines, while creating sustainable shareholder value. Our flagship medicine, cabozantinib, is now a leading cancer therapy sold in 68 countries worldwide — generating nearly $2 billion in global net product revenue annually. We continually leverage our expertise and learnings from this franchise to inform how best to strategically invest in, and grow, the Exelixis product pipeline. **When we win for our patients, we win for our shareholders as well.**

At the upcoming Annual Meeting of Stockholders (the "Annual Meeting"), you will have a critical decision to make regarding the future of your investment in Exelixis. There are five important reasons why we believe the choice is clear and you should vote "**FOR**" Exelixis' 11 recommended director nominees on the **GOLD** universal proxy card:

1 Exelixis' strategy is driving improved outcomes for patients, leading to long-term value for shareholders.

2 Exelixis' success is underpinned by a disciplined capital plan that strikes the right balance between strategic R&D investment and returning capital to shareholders.

3 Exelixis' Board is exceptionally qualified, with some of the industry's best scientific, financial and commercial minds and specialized expertise in disciplines that are priority areas for the business. The Board is committed to ongoing refreshment and, as a first step, has nominated two of the Activist Group's nominees – Tomas Heyman and Robert Oliver – to replace two of our existing directors at the 2023 Annual Meeting and has committed to replace two directors, one in each of the next two years, with two new independent directors.

4 Exelixis' track record of shareholder engagement proves we are open to shareholder input, and we have acted upon it.

5 Exelixis has a long history of constructive engagement with Farallon and embraced the vast majority of its proposals in a good faith effort to reach a settlement – this proxy contest is unnecessary and risks jeopardizing Exelixis' mission, the progress we have made and our long-term shareholder value trajectory.

Exelixis' Nominees Reflect a Thoughtful Refreshment Process and Are Well-Equipped to Help Drive Greater Value for All Shareholders, While Avoiding an Unnecessary Proxy Contest. The Activist Group Has a Different Agenda.

In addition to Exelixis' 11 recommended director nominees, you will see one other nominee listed on the proxy card – David Johnson. Mr. Johnson is a partner and the co-founder of Caligan Partners ("Caligan"), an activist investor. Caligan has joined forces with another Exelixis shareholder, Farallon Capital Management, L.L.C. ("Farallon") (together the "Activist Group"), to pursue this proxy contest. Mr. Johnson is a nominee of the Activist Group. As detailed below, the Board determined he lacks the requisite skillsets and qualifications to serve as a director; as a result, Mr. Johnson is **NOT** recommended by the Board.

Exelixis has had over 50 meetings with Farallon in the past five years. When Farallon presented three director candidates, Messrs. Heyman, Oliver and Johnson, earlier this year, the Board immediately agreed to consider them in a thoughtful manner. Following extensive interviews, the Board determined that Messrs. Heyman and Oliver were excellent candidates and would further enhance our Board given their meaningful biopharma industry experience and complementary skills and expertise. Accordingly, we agreed to appoint them to the Board as part of our good faith effort to reach a settlement with Farallon and avoid an unnecessary and disruptive proxy contest. Following similar interviews and evaluation of Mr. Johnson, the Board determined that he would not be additive to the Board.

Despite our good faith efforts, Farallon abruptly abandoned settlement discussions. Still, we continue to believe that Messrs. Heyman and Oliver would be strong directors and, therefore, are recommending them for election in line with our Board's commitment to acting in our shareholders' best interests. As we look to add these two new directors at the Annual Meeting, we have announced that two incumbent directors – Carl Feldbaum, Esq. and Vincent Marchesi, M.D., Ph.D. – will not stand for re-election. We greatly appreciate their service and invaluable contributions to Exelixis.

> In direct opposition to Exelixis' attempts to seek compromise, the Activist Group has determined to pursue this unnecessary proxy contest. We believe its agenda, which calls for Exelixis to largely eliminate R&D spending in favor of near-term capital return to shareholders, is short-sighted and value destructive. It would cripple Exelixis' ability to progress potentially life-saving medicines for cancer patients that would, in turn, create significant long-term value for shareholders.

 It is imperative that the Company stay on *the right course* by executing on our commercial and R&D strategy with a balanced capital plan.

This is why we strongly urge you to vote "**FOR**" Exelixis' 11 recommended director nominees on the enclosed GOLD universal proxy card:

Maria Freire, Ph.D.	Robert Oliver, Jr.	Lance Willsey, M.D.
Alan Garber, M.D., Ph.D.	Stelios Papadopoulos, Ph.D.	Jacqueline Wright
Tomas Heyman	George Poste, DVM, Ph.D., FRS	Jack Wyszomierski
Michael Morrissey, Ph.D.	Julie Anne Smith	

Executing a Clear Strategy, Delivering Progress Across the Portfolio and Generating Strong Financial Results

We have grown Exelixis into a commercially successful oncology company that helps cancer patients recover stronger and live longer. Today, Exelixis has a solid foundation for growth, marked by achieving six consecutive years of annual profitability and is building a differentiated pipeline of biotherapeutics and small molecules that address significant unmet medical needs in patients with solid cancer tumors. The Company's share price has increased over 300% since 2016, when CABOMETYX® received its first U.S. approval, underscoring the strength and consistency of our operational execution, which has resulted in meaningful long-term value creation.

January 2023 marked the tenth anniversary of the first commercial launch for cabozantinib in advanced medullary thyroid cancer. Cabozantinib:

- Is a leading therapy for three different forms of cancer and a standard of care in renal cell carcinoma (RCC);

- Has delivered strong product revenue growth of 89% since 2020, generating nearly $2 billion in global net product revenues in the last year alone; and

- Clearly demonstrates the ability of our integrated discovery and development platform to advance meaningful therapies for patients.

Exelixis' robust innovation and discovery pipeline is fueling our strong momentum as we move through 2023. We are focused on:

- Advancing our wholly-owned assets: zanzalintinib, a next-generation tyrosine kinase inhibitor currently in phase 3 development that builds on our extensive experience with cabozantinib, and XB002, a next-generation, differentiated tissue factor targeting antibody-drug conjugate, expected to reach full development by year-end 2023;

- Building a sustainable and differentiated biotherapeutics and small molecule pipeline focused on key oncology pathways in solid tumors through targeted investment in internal discovery programs; and

- Leveraging business development collaborations to complement in-house discovery, with a disciplined approach to identifying opportunities that enhance the Exelixis pipeline, including two value-creating option deals that require limited capital and provide access to promising clinical-stage assets.

The Exelixis stock price has experienced headwinds due to ongoing abbreviated new drug application (ANDA) legal proceedings. We believe that the ANDA trial in Delaware Federal Court in October 2023 will illuminate key facts and related arguments, which should cause those headwinds to dissipate. In these proceedings, we continue to protect the intellectual property that underlies the innovative quality of our nearly $2 billion global oncology franchise.

Pursuing Strategic R&D Investments While Returning $550 Million to Shareholders

Underpinning the execution of our strategy is a disciplined capital plan that strikes the right balance between strategic R&D investment and returning capital to shareholders. Since 2015, we have demonstrated financial discipline relying exclusively on net revenues to **invest in growing our business without the need for dilutive financings.** When we effectively invest in innovation, the pipeline and our platforms, we maximize our opportunities to achieve meaningful clinical success and maximize long-term value creation. In fact, the Company has incurred significantly less in R&D expense in the last five years as compared to other commercial-scale, oncology-focused biotech companies with similar net product revenues, some of which have had to resort to the capital markets to raise dilutive funds[1].

Our capital-efficient and rigorous R&D strategy significantly offsets the inherent risk of oncology drug development, which has a historically high failure rate:

Collaboration	We have leveraged global oncology partners, including Bristol Myers Squibb, Roche, Ipsen and Takeda, to advance a broad Phase 3 development strategy for CABOMETYX while sharing the majority of costs, totaling over $450 million or approximately 60% of development costs since 2017. This approach has resulted in significant label extensions and an approximate doubling of revenues for cabozantinib since 2020. Furthermore, we have supplemented our in-house research efforts with capital-efficient business development, including by leveraging option structures and backend-loaded economics, as evidenced by XB002 and XL102, which we in-licensed in 2020, and pay-for-success option deals with Cybrexa Therapeutics and Sairopa.
Success-Driven	The majority of our R&D spend is focused on our two wholly-owned lead investigational therapeutics, zanzalintinib and XB002. These product candidates are based on clinical proof of concept from cabozantinib and Tivdak®, respectively, which significantly diminishes their risk to our portfolio. Having focused our strategy in solid tumors, we will be able to leverage the successful commercial infrastructure we have built for CABOMETYX to commercialize next-generation zanzalintinib and XB002, resulting in an efficient multi-product salesforce.
Rigorous	Our development portfolio beyond cabozantinib is also strategically focused, and we are currently sponsoring only six clinical trials to generate proof-of-concept data efficiently, as well as pursuing indications where we see clear opportunities both clinically and commercially.
Disciplined	We have always deployed a disciplined capital allocation plan that ensures we make the right investments at the right time without burning hard-earned capital and adding undue risk to the Company. Our strong balance sheet allows us to opportunistically deploy capital to high-yield assets.

Supported by a balance sheet with approximately $2.1 billion in cash and investments at year-end 2022, as well as ongoing cash flow from operations, following ongoing conversations with our shareholders, the Company recently announced a **$550 million share repurchase program** — the first in our history — expected to be completed before the end of this year. Implementing a share buyback program demonstrates our commitment to being responsible stewards of shareholder capital, particularly given Exelixis' size and stage as a biotech company.

Your Board is Highly Qualified, Engaged and Focused On Continued Refreshment

The Exelixis Board includes some of the industry's best scientific, financial and commercial minds. Our Board members have a deep understanding of the biotech industry with highly-specialized expertise in R&D, commercial operations, licensing partnerships and strategic and financial planning – priority areas for our company. Collectively, our diverse Board has experience at many of the leading medical institutions, including Harvard Medical School, Stanford Medicine, the Dana-Farber Cancer Institute, TB Alliance, the National Institutes of Health, NYU Grossman School of Medicine, Yale New Haven Health and more.

COLLECTIVELY, OUR DIVERSE BOARD HAS EXPERIENCE AT MANY OF THE LEADING MEDICAL INSTITUTIONS, INCLUDING:

 

  

 

We are refreshing our Board, and are confident that, if elected, the nominees that we support in the upcoming election, including Messrs. Heyman and Oliver, who were originially nominated by the Activist Group, will bring valuable perspectives and expertise as we usher in our next chapter of growth. Messrs. Heyman and Oliver possess a deep understanding of the industry and importantly, of Exelixis and our operations. We are confident that their expertise will enable them to contribute to the execution of our R&D strategy and drive long-term returns.

The Board is actively identifying, evaluating and interviewing additional highly qualified candidates with relevant experience as part of the Board's continued refreshment program. We have also committed to replace two directors, one in each of the next two years, with two new independent directors.

The Activist Group is attempting to remove one of our independent directors, Dr. Lance Willsey, from the Board. We strongly disagree with this proposal. Dr. Willsey brings a unique perspective at the intersection of investment and life sciences. He is a pioneer in the field of life science investing and, for the last 30 years, Dr. Willsey has served as an advisor to institutional investors in the field of oncology. He is also a recognized and highly-respected clinical oncologist and R&D expert with experience at some of the foremost medical institutions in the U.S., including the Dana-Farber Cancer Institute and Massachusetts General Hospital. Furthermore, he maintains deep relationships with leading experts in cancer, which we often leverage to help us execute on our mission to develop therapeutics to build long-term value and help patients.



We believe Dr. Willsey has an unmatched ability to oversee pipeline growth, business development opportunities and an integrated capital plan as well as bringing an investor perspective — all of which are critical aspects of Exelixis' business and key focus areas for the Company today.

In contrast, the Activist Group's candidate, Mr. Johnson, made it clear throughout the interview process that his motivations are fully aligned with those of the Activist Group and represent the same narrow short-term agenda. It is our strong belief that Mr. Johnson would not be open minded or act with independence in the Boardroom. During the interview process, Mr. Johnson was unable to articulate the fundamentals of our R&D strategy, capital plan or other critical areas of our business. Furthermore, Mr. Johnson has:

✕ No significant operational scientific or biotech expertise, including overseeing biotech R&D and product pipeline management

✕ No relevant experience in oncology R&D or commercialization

✕ No clear ability to properly opine on the technical merits of the Company's ongoing discovery and R&D programs

✕ No scientific training

✕ No experience managing clinical trials or established relationships with clinical investigators

✕ No Board experience at biotech companies focused on oncology

✕ No experience in any executive leadership positions at life science companies

Exelixis Has a Long History of Engaging with Farallon and has Embraced Many of Its Group's Proposals — This Contest is Unnecessary

Since 2018, we have discussed at length with Farallon the Company's strategic plan, R&D plans and results, recent data presentations, competitive developments, our shareholder return framework and corporate governance. The Activist Group has not provided one actionable idea to advance our capital allocation framework and R&D strategy, beyond insisting that we dramatically cut R&D spend in favor of short-term gains, and at the cost of long-term value creation. And it continues to ignore the decisive actions the Company has taken regarding Board refreshment, significant progress we have made on our strategic initiatives and our balanced capital return framework.

Rather, Farallon has continually demanded that Exelixis return capital to shareholders, which the Company has already committed to and Farallon itself has acknowledged. The Activist Group has asserted false claims about Exelixis' R&D strategy and spend that are short-sighted and rooted in a deep misunderstanding of the Company and oncology drug development in the biopharmaceutical industry as a whole. Implementing a repurchase plan any larger than $550 million would slow our growth and risk long-term value creation if Exelixis is unable to deploy sufficient capital to our pipeline and support future business development efforts.

Our track record of shareholder engagement proves that we are open to our shareholders' input, resulting in:

✓ Authorization of a significant return of capital to shareholders in the form of a $550 million share repurchase plan; and

✓ Recommendation of two of the Activist Group's nominees for election, alongside the announcement that two incumbent Exelixis directors will retire as part of our ongoing Board refreshment program.

As our most recent actions illustrate, the Exelixis Board is committed to acting in the best interests of shareholders and does not want to engage in an unnecessary proxy contest. **We have embraced the vast majority of Farallon and the Activist Group's requests:**

✓ Immediately interviewed all five candidates Farallon initially proposed, conducting at least thirteen separate interviews;

✓ Proposed that Dr. Thomas Roberts Jr., a Partner at Farallon, himself join the Board, which Farallon declined;

✓ Agreed to appoint, and subsequently nominated, two of the Activist Group's nominees to serve on the Board;

✓ Agreed to form a Capital Allocation Committee and to appoint two of the Activist Group's nominees to serve on this committee;

✓ Agreed to appoint one of the Activist Group's nominees to the Nominating and Corporate Governance Committee and one to the Research and Development Committee;

✓ Agreed to consider in good faith hosting an R&D and strategy day for investors;

✓ Agreed to invite Farallon to present to the full Board;

✓ Agreed that the Chairman of the Board would not trade the Company's securities for a period of 24 months in a show of good faith; and

✓ Agreed to share confidential and non-public, proprietary information pertaining to Exelixis' R&D strategy through a customary limited-duration non-disclosure agreement.

Unfortunately, beyond this extensive list of requests – and after we reached a near-final settlement agreement in March 2023 – Farallon abandoned our agreement and demanded that Exelixis provide unfettered access to the Company's proprietary, scientific research and clinical trial data as a non-negotiable part of any settlement. This is an unprecedented and unreasonable demand that any Board would have rejected because it would create significant competitive risks for the Company and a disadvantage for all other shareholders. **We could not agree to the following unreasonable demands of Farallon:**

✕ Open-ended access to any information regarding Exelixis – including full access to all Board and Committee books and all other Company information relating to R&D and capital allocation matters – without providing the Company reasonable control over the information to be disclosed;

✕ A requirement that if desired (and with only two business days' notice), the Company's Chief Executive Officer would meet with Farallon on a weekly basis – **every week of the year through October 1, 2023** – to discuss the Company's non-public information related to R&D policies and practices. At Farallon's option, certain other Company executives could have been substituted for the Chief Executive Officer at these meetings;

✕ The ability to share, without restriction, competitively sensitive information regarding Exelixis' R&D processes, including all of its clinical studies and results, following a two-year period, which would be competitively damaging to Exelixis; and

✕ A requirement that the Company publicize all material non-public information shared with Farallon prior to January 1, 2024.

In light of these facts, shareholders should ask themselves: if Farllon is committed to an amicable resolution and value creation, why did they abandon our discussions and good faith settlement attempts to launch a proxy fight that risks jeopardizing the Company's progress at the expense of all shareholders?

Do not be misled by the Activist Group's recasting of their interactions with the Company. **The Board remains committed to acting in the best interests of all shareholders, not just one.**

**Exelixis' proposed Board slate is uniquely equipped to guide the Company's strategy with the expertise necessary to successfully advance Exelixis' vision and drive enhanced shareholder value.
We urge you to vote "FOR" the 11 director nominees recommended by the Company on the GOLD universal proxy card.**

Thank you for your support.

Sincerely,

THE EXELIXIS BOARD OF DIRECTORS

Your Vote Is Important

Protect the value of your investment by voting today on the **GOLD** proxy card "**FOR**" Exelixis' 11 recommended director nominees



 **EXELIXIS®**



Your Vote Is Important
PLEASE USE THE GOLD PROXY CARD TODAY!

Simply follow the easy instructions on the enclosed **GOLD** proxy card to vote by internet or by signing, dating and returning the **GOLD** proxy card in the postage-paid envelope provided. If you received this letter by email, you may also vote by pressing the "VOTE NOW" button in the accompanying email.

Please **do not** vote using any white proxy card you may receive from Farallon.

If you have questions about how to vote your shares, please call the firm assisting us with the solicitation of proxies, Innisfree M&A Incorporated, at:

1 (877) 750-0666
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+1 (412) 232-3651
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If you hold your shares in more than one account, you will receive separate notifications. Please be sure to vote ALL your accounts using the **GOLD** proxy card relating to each account.

1. Peers include: BeiGene, Incyte and Seagen.

Exelixis Forward-Looking Statements

This document contains forward-looking statements. Any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and are based upon Exelixis' current plans, assumptions, beliefs, expectations, estimates and projections. Forward-looking statements involve risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of these risks and uncertainties, which include, without limitation the factors affecting Exelixis discussed under the caption "Risk Factors" in Exelixis' Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) on February 7, 2023, and in Exelixis' future filings with the SEC. All forward-looking statements in this document are based on information available to Exelixis as of the date of this document, and Exelixis undertakes no obligation to update or revise any forward-looking statements contained herein, except as required by law.

Important Stockholder Information

Exelixis has filed a definitive proxy statement, containing a form of GOLD proxy card, with the U.S. Securities and Exchange Commission (the "SEC") in connection with its solicitation of proxies for its 2023 Annual Meeting. THE COMPANY'S SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT (AND ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ACCOMPANYING GOLD PROXY CARD AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a copy of the definitive proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC without charge from the SEC's website at www.sec.gov.

The Company, its directors and certain of its executive officers may be deemed to be participants in connection with the solicitation of proxies from the Company's shareholders in connection with the matters to be considered at the 2023 Annual Meeting. Information regarding the ownership of the Company's directors and executive officers in the definitive proxy statement for its 2023 Annual Meeting, filed with the SEC on May 1, 2023, which can be found through the SEC's website at www.sec.gov. Changes to such ownership have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Details concerning the nominees of the Exelixis' Board of Directors for election at the 2023 Annual Meeting are also included in such definitive proxy statement. These documents can be obtained free of charge from the sources indicated above.